FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 28, 2008	By:	/s/ Toshio Hirota
Toshio Hirota Executive Managing Director

Consolidated Results of Operations

(US GAAP)

Fourth quarter, year ended March 2008

Nomura Holdings, Inc.

7 April 2008

1. This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2008 Nomura Holdings, Inc. All rights reserved.

2. Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4. The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5. This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6. The consolidated financial information in this document is unaudited.

Outline

Presentation Introduction (P4)

FY2008.3 Results Key Points (P5)

FY2008.3 Financial Highlights (P6)

Main Factors of Fourth Quarter Loss before Income Taxes (P7)

Monoline-related Exposure (P8)

Monoline Exposure and Counterparty Risk and other Reserves (Provisions) (P9)

US Mortgage Finance Business (P10) Balance Sheet and Shareholders’ Equity Ratio (Total Shareholders’ Equity/Total Assets) (P11)

Business Segment Net Revenue and Income (Loss) before Income Taxes (P12)

Financial Supplement

FY2008.3 Business Segment Highlights (P14)

Fourth Quarter Business Segment Highlights (P15)

Business Segment Results (P16-P17, P19-P22)

Example of Synthetic CDO Business (P18)

Non-interest Expenses (Business Segment Total) (P23)

Dividend Policy (P24)

Net Income (Loss) and ROE (P25)

Consolidated Income (Annually/Quarterly) (P26-P27)

Main Revenue Items (Annually/Quarterly) (P28-P29)

Adjustment of Consolidated Results and Segment Results:

Income (Loss) before Income Taxes (Annually/Quarterly) (P30

- P31)

Consolidated Balance Sheet (P32)

Domestic Retail Related Data (P33 – P36)

Global Merchant Banking Related Data (P37)

Asset Management Related Data (P38 – P40)

Fourth Quarter Achievements (P41)

League Tables (P42)

Market Share Data (P43)

Value at Risk (P44)

Number of Employees (P45)

Introduction

New Management Lineup from April 1, 2008 Keywords

- “Create Change”, “World Class”, “Speed”

Top Management Directly Engaged in Risk Management Moved decisively to limit future losses

- Made credit provisions at end of March to fully cover exposure to monoline insurers that had seen a marked decline in credit rating

- Reduced US CMBS-related business exposure

FY2008.3 Results Key Points

FY2008.3 Pre-tax Loss of 64.6 Billion Yen

Main Causes of Fourth Quarter Business Losses

Loss of approx. 132 billion yen due mainly to increased credit provisions for exposure to monoline insurers

Unrealized loss of approx. 22 billion yen in US CMBS-related business

Stable Financial and Revenue Base

Shareholders’ equity of 1.99 trillion yen as at March 31, 2008

FY2008.3 net loss represents approx. 3% of shareholders’ equity,

therefore having only a limited impact; Reduced balance sheet,

Shareholders’ equity ratio increased from 6.1% to 7.6%

Domestic Retail, Global Merchant Banking, and Asset Management

booked third straight year of strong revenue

FY2008.3 Financial Highlights

FY2007.3 FY2008.3

Net revenue 1,091.1 787.3

Income (loss) before income taxes 321.8 -64.6

Net income (loss) 175.8 -67.8

ROE (%) 8.3% -3.3%

Total shareholders’ equity 2,185.9 1,988.1

(billions of yen)

FY2007.3 FY2008.3

4Q 1Q 2Q 3Q 4Q

311.3 344.8 176.7 244.3 21.5

83.2 139.9 -50.6 44.4 -198.3

33.1 75.9 -11.7 21.8 -153.9

6.0% 13.6%-3.9% -

2,185.9 2,283.8 2,232.6 2,233.0 1,988.1

Note: The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

Main Factors of Fourth Quarter Loss before Income Taxes

Loss before Income Main Factors Taxes

(billions of yen)

198

132 Monoline-related losses

22 US CMBS-related business losses 18 JAFCO writedown

17 Unrealized loss on investments in equity securities held for operating purposes

Monoline-related Exposure

(millions of US$)

Monoline Insurers Counterparty

2007/12/31 by Credit Rating* Gross Exposure Risk Reserves Net Exposure CDS Protection (No. of companies) and other Adjustments

AAA (5) $731 $93 $637 $329 AA (1) $65 $1 $64 $39 A (0)-Total $795 $94 $701 $368

Other (1) $194 $194 -

(Provisions completed)

Monoline Insurers Counterparty

2008/3/31 by Credit Rating* Gross Exposure Risk Reserves Net Exposure CDS Protection (No. of companies) and other Adjustments

AAA (3) $903 $160 $743 $416 AA (1) $188 $41 $147 $177 A (1) $16 — $16 -Total $1,107 $201 $907 $593

Others (2) $1,278 $1,278 — $153

(Provisions completed)

* Based on S&P or Moody’s depending on which rating is lower

Monoline Exposure and Counterparty Risk and other Reserves (Provisions)

(millions of US$)



Monolines rated A or higher
End of 3Q
Gross exposure to monolines rated A or higher 795
Net exposure 701
Provision 94
Exposure increased due to worsening credit market
Gross exposure to monolines rated A or higher 1,107
Full amount provision for Z Co. and additional provision for increased exposure
Provision 201
Z Co. Gross exposure
Z Co. Provision
After provisions for Z Co.
Gross exposure to monolines rated A or higher 1,107
Net exposure 907
Provision 201

By making provisions for the full amount and other arrangements, we have prevented any impact from future changes in exposure

Current response and future policy

Provision ratio: 18%
CDS: 593 million US dollars
Respond in accordance with creditworthiness of each company

9

US Mortgage Finance Business

US RMBS-related US CMBS-related

(billions of yen) (billions of yen)

300 350 266.0 300 287.5

250

250

200 212.5

200

168.4

150

150 131.1

100

100 47.8

50 50 7.5 0

0 0

(billions of yen) (billions of yen)

FY 2008.3 FY 2008.3

1Q 2Q 3Q 4Q Exposure 1Q 2Q 3Q 4Q

Exposure 266.0 47.8 7.5 0.0 Commercial mortgages 278.7 210.6 104.1 83.2

Securitized products 2.1 1.6 1.9 1.1

Secondary bonds 6.7 0.3 62.4 46.8 Total 287.5 212.5 168.4 131.1

Balance Sheet and Shareholders’ Equity Ratio (Total Shareholders’

Equity/Total Assets)

Total Assets (1hs) Shareholders’ Equity Ratio (rhs)

(trillions of yen)

40 8.0%

35 7.0%

30 6.0%

25 5.0%

20 4.0%

15 3.0%

10 2.0%

5 1.0%

0 0.0%

Mar. 2007 Mar. 2008

*Shareholders’ Equity Ratio = (Total Shareholders’ Equity / Total Assets) X 100

Issued 120 billion yen in subordinated bonds Borrow subordinated loans from leading Japanese financial institutions

Raised subordinated debt to ensure more efficient use of capital and improve ROE

Lay foundation for proactive investment aimed at future growth

Business Segment Net Revenue and Income (Loss) before Income Taxes

(billions of yen) Domestic Retail

500

446.5 440.1 402.0 400

305.8 304.4 300 249.3

200

100

0

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

(billions of yen) Global Markets

500

400

371.1

284.1

290.0

300

236.0

243.1

200

95.6

100

0

-100

-200

-300

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

(billions of yen) Global Investment

120

99.7 99.2 100 83.1

80 75.4 69.1 70.9 60

40

20

0

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

(billions of yen) Global Merchant Banking

80

68.2

70 65.0 64.8 60 50 40 30 20 10.7 7.3 10 0 -10 -6.6

-20

FY2003.3

FY2004.3

FY2005.3

FY2006.3

FY2007.3

FY2008.3

(billions of yen) Asset Management

100

90.1 90.6 90 80

70 65.8 60 49.0 50 40.4 40.3 40 30 20 10 0

FY2003.3

FY2004.3

FY2005.3

FY2006.3

FY2007.3

FY2008.3

Net Revenue

Asset Management

Global Merchant Banking

Global Investment Banking

Global Markets

Domestic Retail

Income (Loss) before Income Taxes

Financial Supplement

NOMURA

FY2008.3 Business Segment Highlights

- Net revenue from all business segments was 837.4 billion yen (-20.8% YoY), income before income taxes was -14.4 billion yen.

- Domestic Retail
  - Domestic Client Asset net asset inflow remained firm
- Global Markets
  - Trading revenue declined due to exit from US RMBS-related business and increased credit provisions for exposure to monoline insurers
- Global Investment Banking
  - M&A-related business was strong, but there was a marked decline in the overall market for equity finance
- Global Merchant Banking
  - Continued with exits, income before income taxes remained high
- Asset Management
  - Third straight year of net asset inflows

Net Revenue



(billions of yen)
1,200
900
600
300
0
602.8
14.7
40.4
69.1
236.0
249.3
-6.6
729.5
17.8
40.3
10.7
70.9
284.1
305.8
709.0
29.8
49.0
7.3
75.4
243.1
304.4
1,059.8
8.4
65.8
68.2
99.7
371.1
446.5
1,057.7
73.3
90.1
65.0
99.2
290.0
440.1
837.4
101.3
90.6
64.8
83.1
95.6
402.0
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3

Income (Loss) before Income Taxes



(billions of yen)
600
500
400
300
200
100
0
-100
-200
89.2
4.0
12.8
93.6
35.7
-41.6
-15.3
225.5
7.0
0.5
17.2
0.5
120.8
79.5
187.6
10.1
10.0
29.2
60.2
81.2
-3.0
452.0
20.6
55.4
51.5
157.7
197.2
-30.5
377.3
23.9
36.5
52.8
44.4
58.8
160.9
-14.4
31.0
53.3
22.8
122.3
-226.2
-17.6
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2008.3
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail

Reference:
- Domestic Retail: P16
- Global Markets: P17
- Global Investment Banking: P19
- Global Merchant Banking: P20
- Asset Management: P21
- Segment "Other": P22
- Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes (Annually): P30

Note: The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

14

NOMURA

Fourth Quarter Business Segment Highlights

- Net revenue from all business segments for the fourth quarter was 38.5 billion yen (-84.7% QoQ, -86.4% YoY), and income before income taxes was -181.4 billion yen.


Net Revenue
(billions of yen)
400
300
200
100
0
-100
-200
-300
-400
-500
283.6
15.2
24.1
26.6
94.6
124.1
-0.9
347.4
10.1
26.4
43.4
36.7
108.9
121.8
200.1
37.2
23.7
10.8
8.5
16.8
103.3
251.4
15.9
23.2
20.8
103.2
98.4
-10.2
38.5
38.0
17.3
23.1
14.8
78.5
-133.3
FY2007.3
FY2008.3
4Q
1Q
2Q
3Q
4Q


Income (Loss) before Income Taxes
(billions of yen)
200
150
100
50
0
-50
-100
-150
-200
-250
81.2
8.0
11.6
23.9
43.3
-5.2
-0.5
142.6
12.2
40.1
20.7
26.0
50.6
-7.0
-27.2
7.7
5.4
32.2
-67.7
-3.9
-0.9
51.5
8.6
5.7
24.4
28.5
-12.3
-3.4
-181.4
2.5
20.1
11.1
0.2
-208.9
-6.3
FY2007.3
FY2008.3
4Q
1Q
2Q
3Q
4Q
Other
Asset Management
Global Merchant Banking
Global Investment Banking
Global Markets
Domestic Retail

Reference:
- Domestic Retail: P16
- Global Markets: P17
- Global Investment Banking: P19
- Global Merchant Banking: P20
- Asset Management: P21
- Segment "Other": P22
- Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes (Quarter): P31

Note: Reclassifications- The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" from the first quarter of the year ended March 31, 2008.

15

NOMURA

Domestic Retail: Domestic Client Asset net asset inflow remained firm

Net revenue was 78.5 billion yen (-20.2% QoQ, -36.7% YoY). Income before income taxes was 11.1 billion yen (-61.2% QoQ, -74.5% YoY).

- Domestic Client Assets declined by 9.1 trillion yen from the end of December to 72.2 trillion yen at the end of March due to the stock market decline.
- Net asset inflow was 700 billion yen. The number of accounts with balance increased by 48,000* to 4.17 million accounts.
- Commissions for distribution of investment trusts** declined 42.4% QoQ to 18.1 billion yen; stock brokerage commissions decreased 25.5% QoQ to 13.9 billion yen.

* From end of prior quarter

** Nomura Securities (P33)

Net Revenue and Income (Loss) before Income Taxes



Full Year
Quarter
(billions of yen)
Net interest revenue
Investment trust administration fees and other
Fees from investment banking
Sales credit
Commissions
Income before income taxes
500
400
300
200
100
0
249.3
305.8
304.4
446.5
440.1
402.0
35.7
79.5
81.2
197.2
160.9
122.3
150
100
50
124.1
121.8
103.3
98.4
78.5
43.3
50.6
32.2
28.5
11.1

Reference:
- Retail stock brokerage commissions, commissions for distribution of investment trusts, domestic distribution volume of investment trusts, retail foreign currency bond sales, etc: P33
- Domestic Client Assets: P34
- Domestic Client Assets Net Asset Inflow: P35
- Number of Accounts: P36
- Fourth Quarter Achievements: P41

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	YoY	FY2007.3	FY2008.3				QoQ	YoY
								4Q	1Q	2Q	3Q	4Q		
Commissions	104.1	155.2	174.0	269.4	251.4	**225.9**	-10.2%	73.9	68.4	62.4	55.8	**39.2**	-29.8%	-47.0%
Sales credit	95.7	97.8	73.7	109.0	96.8	**94.2**	-2.7%	26.2	33.2	20.5	21.6	**18.8**	-12.9%	-28.0%
Fees from investment banking	15.0	26.1	24.5	26.4	24.0	**14.9**	-37.7%	5.1	3.4	3.3	3.6	**4.6**	28.2%	-10.0%
Investment trust administration fees and other	32.0	21.8	26.1	34.4	47.5	**59.7**	25.7%	13.4	14.7	15.3	15.5	**14.2**	-8.9%	5.8%
Net interest revenue	2.4	4.9	6.1	7.4	20.4	**7.3**	-64.0%	5.5	2.2	1.7	1.8	**1.7**	-7.6%	-69.5%
Net revenue	249.3	305.8	304.4	446.5	440.1	**402.0**	-8.7%	124.1	121.8	103.3	98.4	**78.5**	-20.2%	-36.7%
Non-interest expenses	213.6	226.2	223.2	249.3	279.3	**279.7**	0.2%	80.8	71.3	71.1	69.9	**67.5**	-3.5%	-16.5%
Income before income taxes	35.7	79.5	81.2	197.2	160.9	**122.3**	-24.0%	43.3	50.6	32.2	28.5	**11.1**	-61.2%	-74.5%

16

NOMURA

Global Markets: Booked significant loss due to dislocation in credit markets

Net revenue was -133.3 billion yen. Income before income taxes was -208.9 billion yen.

- Fixed Income made increased credit provisions related to monoline insurers and booked an unrealized loss in the US CMBS-related business.
- In Equity, although trading was weak, revenue at Instinet was robust.

Net Revenue and Income (Loss) before Income Taxes

Full Year


(billions of yen)
400
300
200
100
0
-100
-200
-300
236.0
284.1
243.1
371.1
290.0
95.6
93.6
120.8
60.2
157.7
58.8
-226.2
Other
Equity
Fixed Income
Income before income taxes

Quarter


(billions of yen)
160
120
80
40
0
-40
-80
-120
-160
-200
94.6
108.9
16.8
103.2
23.9
26.0
-67.7
24.4
-133.3
-208.9

Reference:
- Fourth Quarter Achievements: P41
- Market Share Data: P43
- Value at Risk: P44

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	YoY
Fixed Income	154.0	174.0	119.8	173.8	123.1	**-119.9**	-
Equity	82.0	110.2	90.2	168.5	147.9	**206.0**	**39.3%**
Other	0.0	0.0	33.1	28.8	19.1	**9.5**	**-50.2%**
Net revenue	236.0	284.1	243.1	371.1	290.0	**95.6**	**-67.0%**
Non-interest expenses	142.4	163.3	182.9	213.4	231.2	**321.8**	**39.2%**
Income before income taxes	93.6	120.8	60.2	157.7	58.8	**-226.2**	-

FY2007.3	FY2008.3				QoQ	YoY
4Q	1Q	2Q	3Q	4Q		
21.8	42.4	-40.6	32.3	**-153.9**	-	-
66.6	61.9	58.1	68.0	**18.0**	**-73.6%**	**-73.0%**
6.2	4.6	-0.7	2.9	**2.7**	**-9.8%**	**-57.5%**
94.6	108.9	16.8	103.2	**-133.3**	-	-
70.6	82.9	84.5	78.8	**75.6**	**-4.0%**	**7.1%**
23.9	26.0	-67.7	24.4	**-208.9**	-	-

Notes: 1. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
2. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

17

Example of Synthetic CDO Business

Nomura

Market

Premium

CDS transaction

Payment on credit event

Reference asset credit risk (CDS)

Reference assets

Investment grade iTraxx*

High-grade CMBX** components

Nomura

Repackage CDS

Repackaged reference asset credit risk (Tranche CDS)

Tranches Super Senior

AAA

AA

A BBB BB

B

Equity

Tranche CDS

Tranche CDS

Monoline Insurer

SPC

CDO origination

Sell

Investors

* iTraxx: Corporate CDS basket indexes

** CMBX: US CMBS indexes

NOMURA

Global Investment Banking: Top ranking in Global Equity and Equity-related and M&A Advisory league tables*

Net revenue was 14.8 billion yen (-28.7% QoQ, -44.4% YoY). Income before income taxes was 235 million yen (-95.9% QoQ, -98.0% YoY).

- In equity finance, we acted as lead manager on a convertible bond issue for recapitalization by Yamada Denki and the IPO of Seven Bank.
- In M&A, we acted as financial advisor on a tender offer by Fujifilm Holdings for Toyama Chemical.

*Apr. 2007 – Mar.2008 (Japan related), Thomson Financial

Net Revenue and Income (Loss) before Income Taxes


Full Year
(billions of yen)
160
120
80
40
0
69.1
70.9
75.4
99.7
99.2
83.1
12.8
17.2
29.2
51.5
44.4
22.8
Net revenue
Income before income taxes


Quarter
(billions of yen)
40
30
20
10
0
26.6
36.7
10.8
20.8
14.8
11.6
20.7
-3.9
5.7
0.2

Reference:
- Fourth Quarter Achievements: P41
- League Tables: P42
- Market Share Data: P43

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	YoY
Net revenue	69.1	70.9	75.4	99.7	99.2	**83.1**	**-16.2%**
Non-interest expenses	56.4	53.7	46.2	48.1	54.8	**60.3**	**10.1%**
Income before income taxes	12.8	17.2	29.2	51.5	44.4	**22.8**	**-48.7%**

	FY2007.3	FY2008.3				QoQ	YoY
	4Q	1Q	2Q	3Q	4Q		
Net revenue	26.6	36.7	10.8	20.8	**14.8**	**-28.7%**	**-44.4%**
Non-interest expenses	15.0	16.0	14.7	15.0	**14.6**	**-3.1%**	**-2.7%**
Income before income taxes	11.6	20.7	-3.9	5.7	**0.2**	**-95.9%**	**-98.0%**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

19

Global Merchant Banking

Net revenue was 23.1 billion yen. Income before income taxes was 20.1 billion yen.

Unrealized gain booked due to valuation at fair value of Annington, a Terra Firma investee company in Europe.

Net Revenue and Income (Loss) before Income Taxes

Full Year

(billions of yen)

80

68.2

65.0 64.8

60 55.4 52.8 53.3

40

20

Net revenue 10.7

7.3 0.5

0

Income before income taxes -6.6 -3.0 -15.3

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 YoY

Net revenue -6.6 10.7 7.3 68.2 65.0 64.8 -0.3% Non-interest expenses 8.6 10.2 10.4 12.8 12.2 11.5 -5.6%

Income before income taxes -15.3 0.5 -3.0 55.4 52.8 53.3 1.0%

Quarter

(billions of yen)

60

43.4

45

40.1 30 23.1

20.1 15 8.5

-0.9

0

5.4 -10.2 -5.2 -12.3

FY2007.3 FY2008.3

QoQ YoY

4Q 1Q 2Q 3Q 4Q

-0.9 43.4 8.5 -10.2 23.1 - -

4.2 3.3 3.0 2.1 3.0 40.7% -28.8%

-5.2 40.1 5.4 -12.3 20.1 - -

Reference:

Business exposure: P37

NOMURA

Asset Management

Net revenue was 17.3 billion yen (-25.3% QoQ, -28.0% YoY). Income before income taxes was 2.5 billion yen (-71.2% QoQ, -68.9% YoY).

- Total assets under management declined by 3.9 trillion yen from the end of December to 25.8 trillion yen*.
- Sales of Nomura New Global High Interest Rate Currencies Fund and newly-launched Nomura African Stock Investment Fund were strong.

*As of end of March 2008

Net Revenue and Income (Loss) before Income Taxes


Full Year
Quarter
(billions of yen)
(billions of yen)
Net revenue
Income before income taxes
100
80
60
40
20
0
30
25
20
15
10
5
0
40.4
40.3
49.0
65.8
90.1
90.6
4.0
0.5
10.0
20.6
36.5
31.0
24.1
26.4
23.7
23.2
17.3
8.0
12.2
7.7
8.6
2.5

	FY2003.4	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	YoY
Net revenue	40.4	40.3	49.0	65.8	90.1	**90.6**	**0.6%**
Non-interest expenses	36.3	39.8	39.0	45.2	53.6	**59.7**	**11.2%**
Income before income taxes	4.0	0.5	10.0	20.6	36.5	**31.0**	**-15.0%**

	FY2007.3	FY2008.3				QoQ	YoY
	4Q	1Q	2Q	3Q	4Q		
Net revenue	24.1	26.4	23.7	23.2	**17.3**	**-25.3%**	**-28.0%**
Non-interest expenses	16.1	14.2	16.0	14.6	**14.8**	**1.7%**	**-7.6%**
Income before income taxes	8.0	12.2	7.7	8.6	**2.5**	**-71.2%**	**-68.9%**

Reference:
- Assets Under Management: P38,39
- Asset Management Related Data: P40

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

21

Segment “Other”

“Other” income before income taxes was -6.3 billion yen.

Net Revenue and Income (Loss) before Income Taxes

Full Year

(billions of yen) Includes 34bn yen 60 related to Nomura Real Estate Holdings 40 IPO

23.9

20 10.1 7.0

0

-20 -17.6 -40 -30.5 -41.6

Quarter

(billions of yen)

60 40 20

0

-0.5 -0.9 JAFCO

-3.4 -6.3 impairment of

-7.0

-20 17.6bn yen

-40

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 Y o Y

Net gain/loss on trading related to

-6.2 -12.8 -9.7 -64.8 -38.4 -9.7 - economic hedging transactions Realized gain on investments in equity

1.7 1.2 6.9 8.4 18.1 1.5 -91.9% securities held for operating purposes Equity in earnings of affiliates -3.8 8.5 7.3 27.8 53.2 4.7 -91.1%

Corporate items -9.4 -10.7 4.5 -7.4 -11.1 -13.4 -Others* -23.9 20.7 1.0 5.4 2.1 -0.7 -

Income before income taxes -41.6 7.0 10.1 -30.5 23.9 -17.6 -

FY2007.3 FY2008.3

Q o Q Y o Y

4Q 1Q 2Q 3Q 4Q

-1.1 -14.4 2.8 0.4 1.5 315.7% -

0.3 2.1 -0.8 0.1 0.0 -90.4% -95.3%

4.7 5.1 2.6 -5.2 2.3 - -51.4% -1.8 -9.7 -12.3 -11.8 20.3 - - -2.6 9.9 6.8 13.1 -30.4 - - -0.5 -7.0 -0.9 -3.4 -6.3 - -

*Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in Others. FY2003.3 includes 21.2 billion yen of impairment loss on investment of affiliates.

Note: Reclassifications- The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide— Investment 22 Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” from the first quarter of the year March 31, 2008.

NOMURA

Non-interest Expenses (Business Segment Total)

Non-interest expenses (business segment total) were 219.8 billion yen (up 10.0% QoQ).



Full Year
Quarter
(billions of yen)
(billions of yen)
1,000
800
600
400
200
0
300
250
200
150
100
50
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
607.8
680.5
851.8
202.3
204.9
227.3
199.9
219.8

	FY2006.3	FY2007.3	FY2008.3	FY2007.3 4Q	FY2008.3 1Q	FY2008.3 2Q	FY2008.3 3Q	FY2008.3 4Q	QoQ
Compensation and benefits	311.3	331.0	**366.8**	93.5	100.7	94.4	93.4	**78.4**	**-16.0%**
Commissions and floor brokerage	31.4	49.8	**90.2**	18.1	22.7	22.6	20.4	**24.5**	**20.3%**
Information processing and communications	89.1	109.5	**135.0**	32.0	29.2	34.7	33.9	**37.2**	**9.9%**
Occupancy and related depreciation	50.8	57.4	**64.8**	17.6	15.9	15.1	14.3	**19.5**	**37.0%**
Business development expenses	30.6	35.3	**38.1**	10.4	8.8	9.9	9.5	**10.0**	**5.8%**
Other	94.7	97.5	**156.9**	30.8	27.6	50.6	28.5	**50.1**	**75.7%**
Total	607.8	680.5	**851.8**	202.3	204.9	227.3	199.9	**219.8**	**10.0%**

Compensation and Benefits



Full Year
Quarter
(billions of yen)
400
350
300
250
200
150
100
50
0
Fixed-type compensation and benefits
Variable-type compensation and benefits
311.3
331.0
366.8
160.7
173.4
192.1
150.5
157.6
174.7
93.5
100.7
94.4
93.4
78.4
47.9
47.9
48.6
47.8
47.8
45.6
52.8
45.8
45.6
30.6
FY2006.3
FY2007.3
FY2008.3
FY2007.3
4Q
FY2008.3
1Q
2Q
3Q
4Q

Reference:
- Number of Employees: P45

Note: Reclassifications- The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" from the first quarter of the year ended March 31, 2008.

23

Dividend Policy

Target Dividend Minimum level of cash dividend, paid quarterly since FY2007.3

Additional Payout When a sufficient level of profit is achieved, an additional payout is added to the fiscal year-end dividend taking into consideration a payout ratio of over 30%

Full-year Consolidated Additional payout Payout Ratio Over 30% Target dividend

(based on DOE of 3%)

Recent Dividends (per (yen)

share) 1Q 2Q 3Q 4Q Total Payout Ratio FY2007.3 Target Dividend 8 8 8 8

44 48%

Additional Payout- - - 12 FY2008.3 Target Dividend 8.5 8.5 8.5 8.5

34 +-a

Additional Payout- - - 0 FY2009.3 Target Dividend 8.5 8.5 8.5 8.5 34 -

Additional Payout- - -a

Total Return Ratio*(billions of yen)

FY2006.3 FY2007.3 FY2008.3 Target Dividend 46 61 65 Additional Payout 46

23 0 Share Buyback ** 49 0 3

Total 141 84 67

Total Return Ratio 46% 48% -

* Total Return Ratio = (Total dividend amount + Share buyback amount) / Net income

** Excludes purchase of less-than-a-full-unit shares

Net Income (Loss) and ROE

Full Year

(billions of yen)

400 20%

15.5%

300 15%

10.1%

304.3

200 8.3% 10% 7.4% 172.3 5.2% 175.8 100 5%

Net income (loss) 119.9 94.7 (lhs)

ROE (rhs) 0 0% -67.8

-3.3%

-100 -5%

FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

Net income (loss) (lhs) 119.9 172.3 94.7 304.3 175.8 -67.8 ROE (rhs) 7.4% 10.1% 5.2% 15.5% 8.3% -3.3%

Basic net income per share (yen) 61.26 88.82 48.80 159.02 92.25 -35.55

Shareholders’ equity per share (yen) 846.40 919.67 962.48 1,083.19 1,146.23 1,042.60

Note: The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

NOMURA

Consolidated Income (Annually)

(billions of yen)

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3
Revenue						
Commissions	141.6	210.2	222.0	356.3	337.5	**404.7**
Fees from investment banking	81.8	87.0	92.3	108.8	99.3	**85.1**
Asset management and portfolio service fees	79.3	66.2	78.5	102.7	146.0	**189.7**
Net gain on trading	172.3	229.0	201.7	304.2	290.0	**61.7**
Gain (loss) on private equity investments	-14.4	13.1	7.7	12.3	47.6	**76.5**
Interest and dividends	368.7	343.3	401.4	693.8	981.3	**796.5**
Gain (loss) on investments in equity securities	-41.3	55.9	15.3	67.7	-20.1	**-48.7**
Private equity entities product sales	6.2	17.6	75.1	88.2	100.1	**-**
Other	13.4	23.6	32.3	58.8	67.4	**28.2**
Total revenue	807.7	1,045.9	1,126.2	1,792.8	2,049.1	**1,593.7**
Interest expense	241.4	242.8	327.0	647.2	958.0	**806.5**
Net revenue	566.3	803.1	799.2	1,145.7	1,091.1	**787.3**
Non-interest expenses	518.9	520.4	594.4	700.1	769.3	**851.8**
Income from continuing operations before income taxes	47.4	282.7	204.8	445.6	321.8	**-64.6**
Income from discontinued operations before income taxes	-	-	-	99.4	-	**-**
Income before income taxes	47.4	282.7	204.8	545.0	321.8	**-64.6**
Net income from continuing operations	119.9	172.3	94.7	256.6	175.8	**-67.8**
Net income from discontinued operations	-	-	-	47.7	-	**-**
Net income	119.9	172.3	94.7	304.3	175.8	**-67.8**

Note:1. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.

2. The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

26

Consolidated Income (Quarterly)

(billions of yen)

	FY2007.3				FY2008.3				QoQ
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	
Revenue									
Commissions	79.6	66.1	84.2	107.6	113.0	106.9	103.4	**81.4**	**-21.3%**
Fees from investment banking	14.4	26.9	32.3	25.7	29.9	16.2	20.3	**18.7**	**-8.1%**
Asset management and portfolio service fees	29.7	35.5	36.7	44.0	47.3	50.9	47.6	**43.9**	**-7.9%**
Net gain on trading	55.8	47.5	89.2	97.5	99.8	8.7	65.1	**-111.8**	**-**
Gain (loss) on private equity investments	9.8	27.5	10.2	0.1	46.2	6.8	-3.0	**26.6**	**-**
Interest and dividends	207.9	232.3	262.9	278.2	294.8	245.9	177.3	**78.6**	**-55.7%**
Gain (loss) on investments in equity securities	-20.5	-0.0	-0.2	0.6	-0.5	-24.2	-7.0	**-17.0**	**-**
Private equity entities product sales	21.0	21.7	28.8	28.6	-	-	-	**-**	**-**
Other	4.2	11.7	45.4	6.1	16.3	9.6	-3.4	**5.7**	**-**
Total revenue	401.7	469.2	589.5	588.6	646.6	420.7	400.4	**126.0**	**-68.5%**
Interest expense	195.8	218.2	266.6	277.3	301.8	244.0	156.1	**104.5**	**-33.1%**
Net revenue	205.9	251.0	322.9	311.3	344.8	176.7	244.3	**21.5**	**-91.2%**
Non-interest expenses	172.5	177.9	190.8	228.1	204.9	227.3	199.9	**219.8**	**10.0%**
Income before income taxes	33.4	73.1	132.1	83.2	139.9	-50.6	44.4	**-198.3**	**-**
Net income	20.1	43.5	79.1	33.1	75.9	-11.7	21.8	**-153.9**	**-**

Note: Reclassifications- The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" from the first quarter of the year ended March 31, 2008.

27

Main Revenue Items (Annually)

(billions of yen)

		FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3
Commissions	Stock brokerage commissions (Domestic Retail)	48.2	92.1	103.0	153.6	98.3	**75.1**
	Stock brokerage commissions (Other)	29.3	45.4	40.2	79.5	73.2	**166.6**
	Other brokerage commissions	7.6	12.2	13.0	14.3	6.8	**9.3**
	Commissions for distribution of investment trusts	30.5	37.3	41.7	85.1	120.5	**121.2**
	Other	26.0	23.2	24.1	23.8	38.6	**32.4**
	Total	141.6	210.2	222.0	356.3	337.5	**404.7**
Fees from Investment Banking	Equity underwriting and distribution	24.6	44.7	49.1	57.3	56.6	**32.1**
	Bond underwriting and distribution	37.0	26.4	20.5	21.2	15.3	**13.4**
	M&A/Financial advisory fees	16.8	15.8	22.6	30.3	26.7	**37.8**
	Other	3.4	0.1	0.1	0.1	0.7	**1.8**
	Total	81.8	87.0	92.3	108.8	99.3	**85.1**
Asset Management and Portfolio Service Fees	Asset management fees	60.2	44.2	51.1	68.5	106.3	**150.3**
	Administration fees	10.0	12.1	16.1	20.6	24.0	**21.7**
	Custodial fees	9.1	9.9	11.3	13.6	15.7	**17.7**
	Total	79.3	66.2	78.5	102.7	146.0	**189.7**
Net Gain on Trading*	Bonds and other	133.6	152.3	120.9	150.9	154.9	**-70.3**
	Equity	35.9	75.2	76.8	148.1	137.6	**137.0**
	Merchant banking	2.8	1.5	4.0	5.2	-2.5	**-5.0**
	Net interest revenue	127.3	100.4	74.3	46.6	23.3	**-9.9**
	Total	299.6	329.4	276.0	350.8	313.4	**51.8**

*Includes net interest revenue

Note: The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

28

NOMURA

Main Revenue Items (Quarterly)

(billions of yen)

		FY2007.3				FY2008.3				QoQ
		1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	
Commissions	Stock brokerage commissions (Domestic Retail)	28.0	18.8	22.6	28.9	22.2	20.4	18.7	**13.9**	**-25.5%**
	Stock brokerage commissions (Other)	13.8	11.8	17.4	30.2	40.3	40.6	44.5	**41.2**	**-7.3%**
	Other brokerage commissions	2.7	1.9	1.9	0.2	1.7	3.7	2.4	**1.6**	**-31.9%**
	Commissions for distribution of investment trusts	25.8	23.1	33.0	38.5	39.2	34.2	30.6	**17.2**	**-43.6%**
	Other	9.2	10.3	9.3	9.8	9.6	8.0	7.4	**7.4**	**0.7%**
	Total	79.6	66.1	84.2	107.6	113.0	106.9	103.4	**81.4**	**-21.3%**
Fees from Investment Banking	Equity underwriting and distribution	6.3	16.2	19.4	14.7	7.8	6.8	11.3	**6.3**	**-44.2%**
	Bond underwriting and distribution	2.9	4.2	6.7	1.5	2.6	3.6	2.9	**4.2**	**44.8%**
	M&A/Financial advisory fees	5.2	6.4	6.1	9.1	18.2	5.7	5.7	**8.2**	**42.5%**
	Other	0.0	0.2	0.1	0.4	1.3	0.1	0.4	**-0.0**	**-**
	Total	14.4	26.9	32.3	25.7	29.9	16.2	20.3	**18.7**	**-8.1%**
Asset Management and Portfolio Service Fees	Asset management fees	21.7	23.9	28.4	32.2	38.7	39.6	38.7	**33.2**	**-14.2%**
	Administration fees	4.5	7.8	4.4	7.2	4.2	6.5	4.6	**6.3**	**36.5%**
	Custodial fees	3.6	3.7	3.9	4.6	4.4	4.8	4.3	**4.3**	**0.6%**
	Total	29.7	35.5	36.7	44.0	47.3	50.9	47.6	**43.9**	**-7.9%**
Net Gain on Trading*	Bonds and other	26.7	34.4	60.0	33.7	47.8	-21.5	44.7	**-141.2**	**-**
	Equity	31.7	12.7	28.9	64.3	51.7	28.2	25.6	**31.5**	**23.2%**
	Merchant banking	-2.6	0.4	0.2	-0.5	0.3	2.0	-5.1	**-2.1**	**-**
	Net interest revenue	12.1	14.1	-3.7	0.9	-7.0	1.9	21.2	**-25.9**	**-**
	Total	67.8	61.6	85.5	98.4	92.7	10.5	86.3	**-137.7**	**-**

*Includes net interest revenue

Note: Reclassifications- The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" from the first quarter of the year ended March 31, 2008.

29

NOMURA

Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes (Annually)

(billions of yen)

		FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	YoY
Domestic Retail		35.7	79.5	81.2	197.2	160.9	**122.3**	**-24.0%**
Global Markets		93.6	120.8	60.2	157.7	58.8	**-226.2**	-
Global Investment Banking		12.8	17.2	29.2	51.5	44.4	**22.8**	**-48.7%**
Global Merchant Banking		-15.3	0.5	-3.0	55.4	52.8	**53.3**	**1.0%**
Asset Management		4.0	0.5	10.0	20.6	36.5	**31.0**	**-15.0%**
5 Business Segment Total		130.8	218.5	177.5	482.5	353.3	**3.2**	**-99.1%**
Other		-41.6	7.0	10.1	-30.5	23.9	**-17.6**	-
Segment Total		89.2	225.5	187.6	452.0	377.3	**-14.4**	-
Unrealized gain (loss) on investments in equity securities held for operating purposes		-43.0	54.7	8.4	59.3	-38.2	**-50.2**	-
Effect of consolidation/deconsolidation of certain private equity investee companies		1.2	2.4	8.9	-65.7	-17.3	-	-
US GAAP	Income from continuing operations before income taxes	47.4	282.7	204.8	445.6	321.8	**-64.6**	-
	Income from discontinued operations before income taxes	-	-	-	99.4	-	-	-
	Total	47.4	282.7	204.8	545.0	321.8	**-64.6**	-

Notes:1. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. In April 2005, Global Wholesale was reorganized into Global Markets, Global Investment Banking and Global Merchant Banking.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.
4. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
5. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
6. The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

30

NOMURA

Adjustment of Consolidated Results and Segment Results: Income (Loss) before Income Taxes (Quarterly)

(billions of yen)

	FY2007.3				FY2008.3				QoQ	YoY
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q		
Domestic Retail	42.5	28.2	46.9	43.3	50.6	32.2	28.5	**11.1**	**-61.2%**	**-74.5%**
Global Markets	14.3	-3.6	24.1	23.9	26.0	-67.7	24.4	**-208.9**	-	-
Global Investment Banking	5.6	16.3	10.9	11.6	20.7	-3.9	5.7	**0.2**	**-95.9%**	**-98.0%**
Global Merchant Banking	9.8	41.5	6.7	-5.2	40.1	5.4	-12.3	**20.1**	-	-
Asset Management	5.2	11.1	12.2	8.0	12.2	7.7	8.6	**2.5**	**-71.2%**	**-68.9%**
5 Business Segment Total	77.5	93.4	100.8	81.7	149.6	-26.3	54.9	**-175.1**	-	-
Other	-23.0	4.3	43.1	-0.5	-7.0	-0.9	-3.4	**-6.3**	-	-
Segment Total	54.4	97.7	143.9	81.2	142.6	-27.2	51.5	**-181.4**	-	-
Unrealized gain (loss) on investments in equity securities held for operating purposes	-20.6	-4.8	-13.1	0.3	-2.6	-23.4	-7.1	**-17.0**	-	-
Effect of consolidation/deconsolidation of certain private equity investee companies	-0.4	-19.8	1.3	1.6	-	-	-	**-**	-	-
Total	33.4	73.1	132.1	83.2	139.9	-50.6	44.4	**-198.3**	-	-

Note: 1. We operate five business divisions: Domestic Retail, Global Markets, Global Investment Banking, Global Merchant Banking and Asset Management. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information.

2. Reclassifications- The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" from the first quarter of the year ended March 31, 2008.

31

Consolidated Balance Sheet

Mar. 31, 2007 Mar. 31, 2008 Increase (Decrease)

Assets

Cash and cash deposits 1,054 1,434 380

Loans and receivables 1,618 1,872 254

Collateralized agreements 17,838 10,391(7,447)

Trading assets and private equity investments 13,178 10,657(2,522)

Other assets 2,185 1,945(240)

Total assets 35,873 26,299(9,575)

(billions of yen)

Mar. 31, 2007 Mar. 31, 2008 Increase (Decrease)

Liabilities

Short-term borrowings 1,094 1,426 333

Payables and deposits 1,346 1,329 (17)

Collateralized financing 20,599 10,541(10,059)

Trading liabilities 4,800 5,154 354

Other liabilities 846 636 (209)

Long-term borrowings 5,003 5,224 222

Total liabilities 33,687 24,311 (9,377)

Shareholders' equity

Total shareholders' equity 2,186 1,988 (198)

Total liabilities and shareholders' equity 35,873 26,299 (9,575)

Note: The above amounts reflect retrospective application of Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” for the year ended March 31, 2008.

NOMURA

Domestic Retail Related Data (1)

	Full Year						Quarter			
							FY2008.3			
	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	1Q	2Q	3Q	4Q
Stock brokerage commissions (billions of yen)	48.2	92.1	103.0	153.6	98.3	**75.1**	22.2	20.4	18.7	**13.9**
Sales credit (billions of yen)	95.7	97.8	73.7	109.0	96.8	**94.2**	33.2	20.5	21.6	**18.8**
Commissions for distribution of investment trusts* (billions of yen)	34.9	46.9	49.9	95.9	124.7	**124.5**	39.6	35.4	31.4	**18.1**
Bond investment trusts commission	16.9	11.1	6.4	3.5	2.3	**1.2**	0.3	0.3	0.3	**0.3**
Stock investment trusts commission	11.6	21.5	31.6	74.2	114.5	**117.1**	37.3	32.9	30.1	**16.8**
Foreign investment trusts commission	6.4	14.2	11.9	18.2	7.9	**6.2**	1.9	2.2	1.1	**1.0**
Investment trust administration fees and other (billions of yen)	32.0	21.8	26.1	34.4	47.5	**59.7**	14.7	15.3	15.5	**14.2**
Domestic distribution volume of investment trusts* (trillions of yen)	11.9	13.7	14.2	20.5	21.4	**20.4**	6.3	5.5	4.9	**3.7**
Bond investment trusts	8.6	10.1	10.4	14.3	14.4	**13.9**	4.3	3.6	3.3	**2.6**
Stock investment trusts	1.3	1.6	2.3	4.5	6.0	**5.2**	1.7	1.5	1.2	**0.8**
Foreign investment trusts	2.1	2.1	1.4	1.7	1.0	**1.3**	0.3	0.4	0.3	**0.3**
Other (billions of yen)										
Accumulated value of annuity insurance policies	166.6	261.6	446.4	683.3	990.4	**1,205.3**	1,063.4	1,114.8	1,165.3	**1,205.3**
Sales of JGBs for individual investors (transaction base)	101.3	1,271.6	1,290.6	747.8	615.2	**292.3**	159.7	68.4	41.4	**22.8**
Retail foreign currency bond sales	2,284.7	1,990.0	1,154.4	1,119.2	677.1	**954.0**	129.9	154.1	286.9	**383.2**

* Nomura Securities

33

Domestic Retail Related Data (2)

Domestic Client Assets*

(trillions of yen)

100 88.3 85.2 84.3

Other*** 80.5 81.3 80 72.2

Overseas mutual funds

61.2

Bond investment trusts 60 54.8

Stock investment trusts 40.6 40

Domestic bonds**

Foreign currency bonds 20 Equities

Mar.31,	2003 Mar.31, 2004 Mar.31, 2005 Mar.31, 2006 Mar.31, 2007 Jun.30, 2007 Sep.30, 2007 Dec.31, 2007 Mar.31, 2008

Equities 17.1 28.9 33.5 49.3 48.5 49.8 45.9 43.3 37.2

Foreign currency bonds 3.7 4.0 4.0 3.6 3.3 3.1 3.0 2.9 2.7

Dom estic bonds** 8.5 10.0 11.8 13.1 16.4 16.9 17.2 17.1 16.5

Stock investm ent trusts 2.2 3.0 3.3 5.3 7.4 8.5 8.7 8.7 7.3

Bond investm ent trusts 6.5 5.5 4.9 4.5 4.7 5.0 4.7 4.6 4.4

Overseas m utual funds 1.1 1.6 1.9 2.3 2.0 2.0 1.9 1.9 1.7

Other*** 1.6 1.7 1.9 2.3 2.9 3.0 2.9 2.8 2.5

Total 40.6 54.8 61.2 80.5 85.2 88.3 84.3 81.3 72.2

* Domestic Client Assets = Total of client assets in custody in Domestic Retail (including regional financial institutions) and Financial Management Division

** Includes CBs and warrants 34

*** Includes variable annuity insurance

Domestic Retail Related Data (3)

Domestic Client Assets Net Asset Inflow *

Full Year Quarter

(billions of yen)

8,000 6,749 5,975 6,000 4,868 4,581 4,000 3,391 2,000 1,788 1,582 1,687 897 702 0 6749

FY2008.3	FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q 2Q 3Q 4Q

*Domestic Client Assets excludes portion from regional financial institutions Note: Net Asset Inflow = Asset Inflow – Asset Outflow

Domestic Retail Related Data (4)

Number of Accounts* / IT Share**

(thousands)

Mar. 31, 2003 Mar. 31, 2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Jun. 30,2007 Sep. 30,2007 Dec. 31,2007 Mar. 31,2008

Accounts with balance 3,418 3,460 3,678 3,780 3,953 4,002 4,066 4,117 4,165

Equity holding accounts 1,311 1,379 1,680 1,745 1,853 1,877 1,932 1,969 2,027

Nomura Home Trade (online trading accounts) 1,141 1,367 1,716 1,969 2,243 2,340 2,575 2,686 2,765

Full Year Quarter

FY2008.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q 2Q 3Q 4Q

New accounts (individual) (thousands) 237 297 425 343 417 580 135 162 148 135

IT share** No. of orders 41% 49% 52% 55% 55% 57% 57% 58% 57% 58%

Transaction value 14% 22% 24% 27% 27% 29% 27% 29% 29% 29%

*	Total of Domestic Retail and Financial Management Division

**IT share is the percentage of trades via Nomura Home Trade and Telephone Answer comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment)

Global Merchant Banking Related Data

Business Exposure

(billions of yen)

600 543.4 546.8 500 457.6 439.1 412.7 421.0 400 375.7 381.4 301.6 300

231.2 219.6 209.6 210.9 202.7

Terra Firma 200 132.1

Europe (excluding 98.7 Terra Firma) 84.5 100

Japan 35.9 0

Mar. 31,2003 Mar. 31,2004 Mar. 31,2005 Mar. 31,2006 Mar. 31,2007 Jun. 30,2007 Sep. 30,2007 Dec. 31,2007 Mar. 31,2008

Japan 20.1 68.9 108.4 59.9 195.5 183.9 168.4 172.0 169.5

Europe (excluding Terra Firma) 15.9 15.6 23.7 38.8 35.7 35.7 34.3 37.6 41.4

Sub Total 35.9 84.5 132.1 98.7 231.2 219.6 202.7 209.6 210.9

Terra Firma 265.7 291.2 325.5 340.4 312.2 327.1 210.0 211.4 170.5

Total 301.6 375.7 457.6 439.1 543.4 546.8 412.7 421.0 381.4

Notes: 1. Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.

2. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG) and Nomura Phase4 Ventures (NPV).

Asset Management Related Data (1)

Total Assets Under Management

(trillions of yen)

35 30.6 30.3 29.7 30 27.0 25.8

25 23.1 20 17.6 17.9 15.9

15 10 5 0

Mar. 31, 2003 Mar. 31, 2004 Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Jun. 30, 2007 Sep.30,2007 Dec.31,2007 Mar.31,2008

Notes: 1. Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management,

Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America,

Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31,

2006, include Nomura BlackRock Asset Management.

2. Nomura Funds Research and Technologies America data as of end of Feb. 2008.

Asset Management Related Data (2)

Nomura Asset Management Assets Under Management

(trillions of yen)

30	29.2 28.9 27.9 25.9
25	24.3

21.0

20

15.7	16.0 15 14.2 10 5 0

Mar. 31 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Jun. 30 Sep. 30 Dec. 31 Mar. 31 2003 2004 2005 2006 2007 2007 2007 2007 2008

Public stock investment trusts Public bond investment trusts Privately placed investment trusts Domestic investment advisory Overseas investment advisory

(trillions of yen)

Assets Under Management

Mar. 31 Mar. 31 Mar. 31 Mar. 31 Mar. 31 Jun. 30 Sep. 30 Dec. 31 Mar. 31 2003 2004 2005 2006 2007 2007 2007 2007 2008

Investment trusts 10.7 11.3 10.8 14.0 18.8 22.0 20.6 19.8 17.2

Public stock investment trusts 3.2 4.5 4.4 6.9 10.8 13.3 12.4 11.9 9.8

Public bond investment trusts 7.3 6.3 5.6 5.6 5.8 6.2 5.8 5.7 5.3

Privately placed investment trusts 0.2 0.4 0.8 1.5 2.2 2.4 2.3 2.3 2.0

Investment advisory 3.6 4.4 5.1 7.0 7.1 7.3 8.3 8.1 7.1

Domestic investment advisory 2.9 3.0 3.2 4.0 3.7 3.9 5.0 5.0 4.6

Overseas investment advisory 0.7 1.4 2.0 3.0 3.4 3.4 3.3 3.1 2.4

Total 14.2 15.7 16.0 21.0 25.9 29.2 28.9 27.9 24.3

Net Asset Inflows

Full Year Quarter

FY2008.3 FY2003.3 FY2004.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3

1Q 2Q 3Q 4Q

Public stock investment trusts 0.8 0.1 -0.1 1.0 3.8 2.0 2.0 0.0 0.2 -0.2

Exclude ETF 0.2 -0.1 0.2 1.4 3.7 1.8 1.2 0.7 0.1 -0.1

Public bond investment trusts -3.1 -1.0 -0.7 0.0 0.2 -0.5 0.5 -0.4 -0.1 -0.3

Privately placed investment trusts 0.1 0.1 0.3 0.5 0.7 0.2 0.2 0.0 0.0 -0.0

Net Asset Inflow -2.2 -0.7 -0.5 1.5 4.6 1.7 2.6 -0.4 0.0 -0.5

Public stock investment trusts

Privately placed investment trusts

Overseas investment advisory

Public bond investment trusts

Domestic investment advisory

NOMURA

Asset Management Related Data (3)

Domestic Public Investment Trust Market and Nomura Asset Management Market Share

(trillions of yen)

		Mar. 31, 2003	Mar. 31, 2004	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
Nomura Asset Management	Stock investment trusts	3.2	4.5	4.4	6.9	10.8	13.3	12.4	11.9	**9.8**
	Bond investment trusts	7.3	6.3	5.6	5.6	5.8	6.2	5.8	5.7	**5.3**
	Public stock investment trusts, Nomura's share (%)	19%	19%	15%	15%	18%	20%	18%	18%	**17%**
	Public bond investment trusts, Nomura's share (%)	40%	40%	42%	42%	44%	44%	45%	44%	**44%**
Market Total	Stock investment trusts	16.3	23.3	28.9	45.0	59.4	67.9	67.5	66.8	**57.7**
	Bond investment trusts	18.1	15.8	13.5	13.5	13.2	14.1	12.9	13.0	**12.0**

Source: Investment Trusts Association, Japan

AUM of Products Supplied to Banks and Japan Post Bank

(billions of yen)

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
Banks*	330	791	1,935	2,191	2,124	1,882	**1,553**
Japan Post Bank (Japan Post)	-	90	425	537	569	576	**527**

*Excludes Japan Post Bank and Nomura Trust & Banking. Figure for March 31, 2007, has been reclassified based on estimation method used for June 30, 2007

AUM in Key Funds

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Jun. 30, 2007	Sep. 30, 2007	Dec. 31, 2007	Mar. 31, 2008
My Story Profit Distribution-type Fund B	-	454	1,537	1,955	2,099	2,115	**1,777**
Nomura Global Six Assets Diversified Fund	-	59	333	414	435	441	**405**
Global REIT Open	18	307	684	735	668	520	**395**
Nomura Global High Interest Rate Currencies Fund	-	-	-	-	209	419	**365**
Nomura New Global High Interest Rate Currencies Fund	-	-	-	-	-	246	**344**
Global Attractive Dividend Stock Fund (Monthly)	-	-	411	504	463	383	**279**
Nomura Global All Stars	-	-	263	324	314	292	**236**
Global High Income Stock Fund	10	24	180	271	308	288	**229**
Nomura Japan-US REIT Fund	3	18	348	388	339	281	**225**
Asia Attractive Dividend Stock Fund	-	-	341	413	389	288	**209**

40

NOMURA

Fourth Quarter Achievements

Domestic Retail

- **Newly-launched Investment Trusts**
  - JPM Emerging Local Currency Bond Fund (Launched 1/30/2008) — AUM as of 3/31/2008: 142.1 billion yen
  - Nomura African Stock Fund (Launched 3/6/2008) — AUM as of 3/31/2008: 46.4 billion yen
- **Existing Investment Trusts**
  - Nomura New Global High Interest Rate Currencies Fund — Jan-Mar sales: Approx. 126 billion yen
- **New Bond Issues**
  - European Investment Bank (Eurokiwi bond) — Issue amt.: 845 million NZD

Global Markets

- **Large International Bond Underwritings**
  - Oesterreichische Kontrollbank (OeKB): 2 billion US dollars
  - Westpac: 1 billion euros
- **Equity Derivatives:** Completed 15 fund derivative contracts (total amount: approx. 616 million euros)
- **European leveraged finance position:** Approx. 360 million US dollars
- **Loan-related Business:** Approx. 40 billion yen
  - Nomura Capital Investment (NCI): Total of approx. 26.2 billion yen

Global Investment Banking

- **Major Deals**
  - IPO — Seven Bank: 52.3 billion yen
  - CB — Yamada Denki: 150.0 billion yen (Recapitalization CB)
  - REIT — Nippon Building Fund: 41.0 billion yen
  - M&A — Tender offer for Toyama Chemical by Fujifilm Holdings: 146.9 billion yen

Joinvest Securities

	2006			2007				2008
	June	September	December	March	June	September	December	March
Number of Accounts	40,156	61,554	75,562	129,516	166,387	183,267	205,668	**248,763**
Margin Trading Accounts	1,224	3,182	5,805	9,054	11,272	13,519	15,873	**18,538**
Monthly Transaction Value (millions of yen)	54,919	177,096	316,303	591,354	699,710	573,236	695,415	**789,250**
Margin Transaction Value	19,472	100,698	191,666	386,363	453,191	405,078	499,429	**591,423**
Assets in Custody (millions of yen)	47,754	113,301	171,540	256,215	319,248	342,276	364,367	**364,445**

41

NOMURA

League Tables

Global Equity & Equity-related (Japan)

Rank	Bookrunner	Apr. 1, 2007 - Mar. 31, 2008		
		Proceeds (USD mil)	Mkt. Share	No. of Deals
1	Nomura	8,434.4	41.6%	56
2	JP Morgan	2,300.8	11.3%	3
3	Daiwa Securities SMBC	2,204.6	10.9%	48
4	Nikko Citi	1,955.5	9.6%	17
5	Morgan Stanley	1,405.6	6.9%	7
6	Mitsubishi UFJ Financial Group	1,314.1	6.5%	16
7	Deutsche Bank	982.6	4.8%	6
8	Mizuho Financial Group	841.6	4.1%	24
9	UBS	437.3	2.2%	4
10	Shinko Securities	292.0	1.4%	20

Any Japanese Involvement Financial Advisors

Announced deals, value base

Rank	Advisor	Apr. 1, 2007 - Mar. 31, 2008		
		Rank Value (USD mil)	Mkt. Share	No. of Deals
1	Nomura	24,778.8	19.4%	138
2	Mitsubishi UFJ Financial Group	15,257.0	12.0%	112
3	JP Morgan	14,714.4	11.5%	24
4	Daiwa Securities SMBC	14,559.9	11.4%	119
5	Citi	14,063.1	11.0%	84
6	Merrill Lynch	12,911.2	10.1%	17
7	Morgan Stanley	12,910.6	10.1%	25
8	Goldman Sachs	12,413.6	9.7%	24
9	Lehman Brothers	9,929.4	7.8%	13
10	UBS	9,040.7	7.1%	27

Global & Euro Yen Bonds

Rank	Bookrunner	Apr. 1, 2007 - Mar. 31, 2008		
		Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Nikko Citi	1,163,384.0	22.7%	61
2	Morgan Stanley	757,063.5	14.8%	27
3	Deutsche Bank	373,099.0	7.3%	26
4	Merrill Lynch	317,385.8	6.2%	13
5	Barclays Capital	304,490.3	5.9%	21
6	Daiwa Securities SMBC	285,211.9	5.6%	18
7	BNP Paribas	269,570.0	5.3%	46
8	Nomura	256,821.3	5.0%	15
9	Mitsubishi UFJ Financial Group	251,658.3	4.9%	11
10	Bank of America Securities	230,000.0	4.5%	1

Domestic Straight Bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2007 - Mar. 31, 2008		
		Proceeds (JPY mil)	Mkt. Share	No. of Issues
1	Mizuho Financial Group	2,267,939.7	25.3%	106
2	Daiwa Securities SMBC	1,803,872.6	20.1%	91
3	Mitsubishi UFJ Financial Group	1,717,382.9	19.2%	91
4	Nomura	1,559,112.4	17.4%	106
5	Nikko Citi	787,768.3	8.8%	48
6	Shinko Securities	143,830.8	1.6%	14
7	Merrill Lynch	139,124.2	1.6%	12
8	Goldman Sachs & Co	122,485.5	1.4%	9
9	Credit Suisse Securities	121,666.7	1.4%	8
10	UBS	110,000.0	1.2%	4

Source: Thomson Financial

42

NOMURA

Market Share Data

(trillions of yen)

Secondary Market Share Data

	Full Year						Quarter			
							FY2008.3			
	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3	1Q	2Q	3Q	4Q
Individual Equity Agency Transactions Share										
Market	52.0	105.9	144.7	308.3	270.2	**235.5**	67.2	62.9	58.8	**46.5**
Nomura Securities' share	16%	10%	8%	7%	5%	**4%**	4%	4%	4%	**4%**
Off-floor/Off-exchange Equity Trading Share										
Off-floor market	33.2	31.9	33.2	48.6	48.2	**46.0**	13.4	11.4	11.0	**10.2**
Off-exchange	14.1	19.3	21.1	30.5	42.8	**49.6**	14.2	11.8	11.7	**11.9**
Nomura Securities' share	20%	16%	17%	21%	21%	**21%**	22%	22%	19%	**18%**
JGB Auction Share										
Market	68.1	74.4	80.1	80.7	85.3	**85.3**	21.7	21.2	21.5	**20.9**
Nomura Securities' share	15%	16%	18%	11%	11%	**11%**	11%	9%	9%	**17%**
Bond Secondary Trading Share										
Market	1,129	1,235	1,361	1,296	1,341	**1,526**	353	386	387	**400**
Nomura Securities' share	14%	16%	15%	13%	11%	**10%**	10%	10%	10%	**10%**

Note: Off-floor/off-exchange equity trading share data for 4Q are preliminary figures as of March 25.

Primary Market Share Data

	FY2003.3	FY2004.3	FY2005.3	FY2006.3	FY2007.3	FY2008.3
Global Equity and Equity-related Japan						
Nomura's share	30%	30%	25%	26%	33%	**42%**
Japanese IPO						
Nomura's share	11%	27%	32%	20%	21%	**44%**
Japanese PO						
Nomura's share	50%	33%	25%	27%	40%	**42%**
Convertible Bonds						
Nomura's share	13%	28%	19%	34%	34%	**38%**
Global and Euro Yen Bonds						
Nomura's share	21%	31%	23%	23%	7%	**5%**
Straight Bonds, Lead Manager (excl. self-funding)						
Nomura's share	26%	19%	17%	18%	14%	**16%**

Source: Thomson Financial (Value base)

43

Value at Risk

Definition

99% confidence level (2.33 standard dev.)

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

End of the period Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Jun. 2007 Sep. 2007 Dec. 2007 Mar. 2008

Equity 1.5 3.3 3.0 6.0 4.6 4.7 3.3 3.8 4.2 Interest Rate 2.3 2.0 2.8 3.3 3.7 3.5 3.2 2.4 4.7 Foreign Exchange 0.2 0.5 0.7 1.4 1.4 2.4 2.6 4.2 8.0

Sub-total 4.0 5.8 6.5 10.7 9.8 10.6 9.1 10.4 16.9 Diversification Benefit -0.9 -1.9 -2.4 -3.7 -3.6 -4.2 -3.5 -5.0 -6.8 VaR 3.1 3.9 4.1 7.0 6.2 6.4 5.6 5.4 10.1

From April 2, 2007 to March 31, 2008 (billions of yen)

Maximum: 10.1

Minimum: 4.6

Average: 6.2

(billions of yen)

Number of Employees

Mar. 2003 Mar. 2004 Mar. 2005 Mar. 2006 Mar. 2007 Mar. 2008

Japan (excluding FA, SA)* 9,285 9,185 9,236 9,618 10,667 11,561 Japan (FA, SA) 1,986 1,915 1,875 1,948 2,174 2,377 Europe 1,389 1,403 1,535 1,515 1,791 1,956 Americas 797 866 1,026 1,073 1,322 1,063 Asia/Oceania 616 655 718 778 900 1,070 Total 14,073 14,024 14,390 14,932 16,854 18,026

Note: Headcount figures have been reclassified to include certain contract employees since September 2007.

Certain reclassifications of previously reported amounts have been made to conform to the current presentation. *Excludes employees of private equity investee companies

Nomura Holdings, Inc.

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